Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 333-262094

Below is an investor email distributed by SoundHound, Inc.

Sender Name: Nitesh Sharan, SoundHound CFO

Sender Email: ir@soundhound.com

Subject line: Starting 2022 Strong with New Voice AI Partnerships

Preheader: Discover the latest news from SoundHound, including a new collaboration, CRO, award, and webinar.

Body:

Hello [Name],

We’ve started 2022 strong. I wanted to take this opportunity to share some of our recent accomplishments and updates.

First and foremost, I’d like to provide an update to our announcement in November to become publicly traded through a proposed merger with Archimedes Tech SPAC Partners Co. After filing the first draft of the S-4 on January 11, 2022 with the Securities and Exchange Commission (SEC), we received comments back in early February and quickly re-filed our responses to those comments. We are making great progress and expect our transaction to close at the beginning of Q2 2022.

We’ve also recently made several business announcements. Along with continued momentum with major automobile manufacturers, leading device/IoT makers, and enterprise application vendors, we are expanding into new market opportunities.

One of our new partnerships is an exciting, multi-year agreement with Qualcomm Technologies Inc. to enable our voice AI technology with select Snapdragon® platforms. The solution will make it possible for app developers and device manufacturers to quickly and easily build enhanced voice experiences that can detect queries in noisy environments and when devices are already transmitting sounds.

We also announced that we’re partnering with Netflix to integrate our advanced voice AI technology into their Da Vinci Reference Design Kit (RDK), allowing operators to seamlessly provide more convenient, easier, and hands-free experiences to their subscribers and reduce time-to-market and costs.

With a new year came new members to Team SoundHound. Zubin Irani, our newly appointed Chief Revenue Officer, is the former CEO of Cprime, Inc. He brings two decades of organizational growth and leadership experience to further accelerate global expansion and drive our hyper-growth goals. As we seek to scale significantly and capitalize on our business momentum, Zubin's experience will be invaluable. His appointment follows a banner year for SoundHound as its voice AI platform doubled monthly queries, achieving over one billion queries in 2021.

In other news, SoundHound was named Best Practices Company of the Year, 2021 by Frost & Sullivan, and we extended our partnership with Snap Inc. to add auto-captioning to Snapchatter videos. We also hosted an engaging new webinar with our CEO and Co-Founder, Keyvan Mohajer, and Qualcomm’s VP of Product Management, Ziad Asghar, How and Why Voice Assistants are Moving to the Edge where we explored the possibilities that are opened up with different connectivity options.

I'm excited about all we have already been able to achieve since the announcement of the merger, and I look forward to the journey ahead. I'll be keeping you informed of our progress as we approach the pending merger. In the meantime, feel free to reach out to me with any questions you may have. You can also visit our investors page on SoundHound.com.

All the best,

Nitesh Sharan

Chief Financial Officer, SoundHound Inc.

Important Information and Where to Find It

This communication refers to a proposed transaction between Archimedes Tech SPAC Partners Co. ("Archimedes") and SoundHound. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The definitive proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes' stockholders in connection with the proposed transaction. Information about Archimedes' directors and executive officers and their ownership of Archimedes' securities is set forth in Archimedes' filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. SoundHound does not undertake any obligation to update any forward-looking statements, except as required by law.